UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

        (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File No. 1-13455

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2
Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	Page 12

Report of Independent Registered Public Accounting Firm

Administrator of TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TETRA Technologies, Inc. 401(k) Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of TETRA Technologies, Inc. 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 28, 2016

TETRA Technologies, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
ASSETS
Receivables:
Notes receivable from participants	$5,530,639	$5,889,646
Investments, at fair value	130,871,918	136,156,622
Net assets available for benefits	$136,402,557	$142,046,268

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Employer contributions	$4,007,800
Participant contributions	11,739,888
Rollover contributions	1,275,382
Interest and dividends	6,209,423
Interest income on notes receivable from participants	225,938
Net appreciation (depreciation) in fair value of investments	(5,246,626)
Total additions	18,211,805

Deductions:
Benefits paid to participants	23,836,382
Administrative expenses	19,134
Total deductions	23,855,516

Net increase (decrease)	(5,643,711)

Net assets available for benefits:
Beginning of year	142,046,268
End of year	$136,402,557

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain employees of the Company. T. Rowe Price Trust Company (TRP or Trustee) is the trustee of the Plan.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month coincident with or following completion of six months of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) reclassified employees and independent contractors.

Contributions

The maximum elective contribution limit is 70% of eligible Plan compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined pursuant to the IRC. Unless the employee elects otherwise, 3% of each eligible employee’s eligible Plan compensation is automatically contributed to the Plan on a pre-tax basis. The Plan provides an automated service which increases the employee’s elective contribution rate by 1% at the same time each year until a 6% elective contribution rate has been reached. The 6% elective contribution rate is the amount needed to take advantage of the full Company match, if any. The employee is reminded annually before any such increase takes place and can elect to change the elective contribution rate at any time by contacting TRP. Employees have the option to elect a 0% elective contribution rate or to change their elective contribution rate in accordance with the Plan.

The Company may contribute an amount equal to a specified matching percentage of the participant’s elective contribution. During 2015, the Company made matching contributions of 50% of the first 6% of the participant’s elective contributions per pay period. Subsequent to year end, in May 2016, the Company suspended its matching contribution of participants' contributions. The Company may, at the discretion of the Board of Directors, re-implement its matching contribution at a future date.

The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution would be allocated to Plan participants, who are employed on December 31 of such year, in the same ratio that each participant’s eligible Plan compensation bears to the total eligible Plan compensation of all participants. No profit sharing contribution was made for the 2015 Plan year.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions and profit sharing, if any, into any of the investment options offered by the Plan. Participant contributions and company contributions for which no participant investment direction is given are automatically allocated to age appropriate target date mutual funds. These target date mutual funds provide an asset allocation and investment strategy based on a future retirement date. If the contributions of a participant are automatically allocated to a target date mutual fund, the participant may elect to change such investments in accordance with the Plan.

Company Stock Fund
The Plan permits participants to invest in common stock of the Company through the Plan’s Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund, to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 50% of their contributions to the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 50% of the participant’s total account balance being invested in the Company Stock Fund.
Vesting

Participants are immediately vested in their elective contributions, as adjusted for earnings and losses thereon. Vesting in the matching contribution and profit sharing contribution portions of their accounts, if any, as adjusted for earnings and losses thereon, is based on years of service. Participants are 25% vested after two years of service and vest an additional 25% each year thereafter, becoming 100% vested after five years of service. Upon a participant’s death, disability or normal retirement, the participant becomes 100% vested in his or her entire account. Except as otherwise described herein, participants forfeit any non-vested matching contribution and profit sharing contribution portions of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments and Forfeitures

Upon termination of employment for any reason, a participant’s vested balance is payable in a lump sum or installments. Amounts which are forfeited by participants due to termination of employment are used as a credit against the Company’s matching and profit sharing contributions, if any. During 2015, amounts forfeited by participants totaling $606,382 were used as a credit against Company-paid matching contributions. Cumulative forfeitures relating to prior period activity and available to be applied against any future Company-paid matching contributions or profit sharing were approximately $120,215 and $121,573 as of December 31, 2015 and 2014 respectively.

Plan Amendment and Termination

The Company has the right under the Plan to amend or terminate the Plan, subject to applicable law. In the event of Plan termination, participants would become 100% vested in their accounts.

Participant Loans

Participants, during their time of employment, may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of the participant’s primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates established at the inception of the loan, set at one percentage point higher than the prime lending rate as posted in the Wall Street Journal (or similar financial publication). Principal and interest are paid ratably, generally through payroll deductions.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Company has elected to early adopt ASU 2015-07.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Parts I and III of ASU 2015-12 is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Part II is to be applied retrospectively. Early application is permitted. The Company has elected to adopt Part II of ASU 2015-12 early.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g.,interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest priority input that is significant to the fair value measure in its entirety.
The following tables set forth by level within the fair value hierarchy, the Plan’s assets carried at fair value for the years ended December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
TETRA Technologies, Inc. common stock	$4,702,291	$—	$—	$4,702,291
Mutual funds	116,903,135	—	—	116,903,135
	$121,605,426	$—	$—	$121,605,426
Investments measured at net asset value:
Stable Value Fund (a)				9,266,492
Total assets at fair value				$130,871,918

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
TETRA Technologies, Inc. common stock	$5,350,107	$—	$—	$5,350,107
Mutual funds	121,244,510			121,244,510
	$126,594,617	$—	$—	$126,594,617
Investments measured at net asset value:
Stable Value Fund (a)				$9,562,005
Total assets at fair value				$136,156,622

(a)    This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund is based on the net asset value as reported by the issuer of the fund, which is determined based on the fair value of the underlying investment contracts in the fund.

The Plan’s valuation methodology used to measure the fair values of Company stock and mutual funds were derived from quoted market prices, as these instruments have active markets. Common collective trust funds are measured at net asset value as determined by the issuer. The net asset value is used as a practical expedient to estimate fair value.
4. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2015-6 and 2011-49, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operation into compliance with the IRC.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits and the changes in net assets available for benefits per the financial statements to the Form 5500.

	December 31, 2015	December 31, 2014
Net assets available for benefits per the financial
statements	$136,402,557	$142,046,268
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	—	140,657
Net assets available for benefits per the
Form 5500	$136,402,557	$142,186,925

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500.

Year Ended
December 31, 2015
Net decrease in net assets available for benefits per
the financial statements	$(5,643,711)
Change in adjustment from contract value to fair
value for fully benefit-responsive investment contracts	(140,657)
Net loss per Form 5500	$(5,784,368)

As discussed in Note 2, the Plan early adopted Part II of ASU 2015-12 in the current year. As a result, the Plan no longer identifies the Fidelity Managed Income Portfolio Fund as a fully benefit-responsive investment contract. The financial statements and the Form 5500 both present the Fidelity Managed Income Portfolio Fund at fair value using the net asset value practical expedient as of December 31, 2015. The Form 5500 measured fair value in a different manner as of December 31, 2014.

6. Risks and Uncertainties

The Plan provides for investments in various investment securities, that in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

7. Related Party Transactions

Certain investments of the Plan are managed by T. Rowe Price Trust Company, the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company's common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 74-2148293      PN: 001
December 31, 2015

	Identity of Issue, Borrower,		Current
	Lessor, or Similar Party	Description of Investment	Value

*	T. Rowe Price	Retirement 2025 Fund	$14,506,681
*	T. Rowe Price	Retirement 2020 Fund	13,545,849
*	T. Rowe Price	Retirement 2035 Fund	10,918,866
*	T. Rowe Price	Retirement 2030 Fund	10,839,688
*	T. Rowe Price	Retirement 2040 Fund	9,660,571
*	T. Rowe Price	TRP Stable Value Fund	9,266,492
*	T. Rowe Price	Retirement 2045 Fund	7,934,489
	LM Clearbridge	Large Cap Growth Fund	7,054,754
	Vanguard	Interm Bond Index Inv	6,281,749
*	T. Rowe Price	TRP Growth Stock Fund	6,199,612
*	T. Rowe Price	Retirement 2015 Fund	5,808,957
*	T. Rowe Price	Retirement 2050 Fund	5,571,405
*	Participant loans	Loans with various maturities and interest rates ranging from 4.25% to 10.50% per annum	5,530,639
*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	4,702,291
	Artisan Funds	Mid Cap Growth Fund	3,037,062
*	T. Rowe Price	Retirement 2055 Fund	2,441,611
	American Funds	EuroPacific Growth Fund	2,302,355
	Dreyfus	Mid Cap Value Fund	1,934,193
	Vanguard	Selected Value Fund	1,572,980
*	T. Rowe Price	Retirement 2010 Fund	1,489,964
	Franklin	Small Cap Growth Fund	1,432,619
	Walthausen	Balanced Fund	955,856
	MFS	International Value	674,418
	Matthews	Asia Dividend Fund	653,942
*	T. Rowe Price	TRP Retire Bal Inv	441,377
	Vanguard	Mid-Cap Index	268,893
	MFS	Aggressive Growth Allocation	256,602
	Vanguard	Small Cap Index, Inv	173,999
	PIMCO	Income Inst	161,429
*	T. Rowe Price	Retirement 2060 Fund	160,022
	Vanguard	Growth Index Fund	155,938
	Vanguard	Total Intl Stock Index	134,841
*	T. Rowe Price	Retirement 2005 Fund	68,223
	Vanguard	Value Index, Inv	65,070

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value
Vanguard	Short term Inv	61,384
PIMCO	Short-Term Inst	59,698
MFS	Conservative Allocation	55,383
MFS	Growth Allocation	19,456
MFS	Moderate Allocation	3,199
		$136,402,557

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)
Retirement Plan

By:	/s/Stuart M. Brightman
Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.

Date: June 28, 2016

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm